JOY GLOBAL INC.

Business Overview and Strategy

Baird Industrial Conference

Chicago, IL

November 11, 2003

Forward-Looking Statements & Non-GAAP Measures

All statements in this presentation other than historical facts are forward-looking statements which involve risks and uncertainties, and which are subject to change at any time. Such statements are based on our current expectations. We undertake no obligation to update such statements to reflect new information, events or otherwise. In addition to the assumptions and other factors referred to in this presentation, cautionary factors set forth in our public filings with the Securities and Exchange Commission, among others, could cause actual results to differ materially from those currently contemplated.

Non-GAAP Measures: The company from time to time refers to various non-GAAP financial measures. We believe that this information is useful to understanding the operating results and ongoing performance of our underlying businesses. See our public filings with the SEC or the investor relations section of our website www.joyglobal.com for reconciliations of material non-GAAP financial measures to their related GAAP measures.

Diverse Customer Base

Mix of underground business largely concentrated in coal and diversified surface mining business


13%
17%
44%
26%
US Coal
ROW Coal
Copper
Other

Overview of the World's Coal Markets

Country	Tonnes	% Surface	% U/G	+/- 92-01
China	1,115	10%	90%	+19%
U. S.	949	65%	35%	+14%
India	305	81%	19%	+25%
Australia	264	58%	42%	+46%
South Africa	221	65%	35%	+24%
Russia	173	47%	53%	-29%
Poland	103	20%	80%	-22%
Others	703			
Total	3,833			

2001 Hard Coal Production (Bituminous/Anthracite Only) - Million Metric Tons

U.S. Coal Industry Dynamics

U.S. Coal Production



(millions of short tons)
1,200
1,000
800
600
400
200
0
1970
1975
1980
1985
1990
1995
2000
1.7% Long-Term Growth Rate

Source: Energy Information Administration (EIA).

Key Trends

- Coal markets constitute about two-thirds of total Joy Global revenue base
- Current short-term conditions favorable, including natural gas pricing, economic recovery, and utility stockpiles
- Mid-term demand to be aided by New Source Review and lack of utility fuel alternatives. Increase in power use of 2-3% could drive coal growth at 4-6%.
- Regulatory environment should provide incentive for construction of coal-burning base load power plants and secure long-term growth.
- All of these drivers will increase energy requirements, which combined with mining industry consolidation will support commodity pricing.

Copper Industry Dynamics

World Copper Production



(thousands short tons)
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2.4% Long-Term Growth Rate
1980
1983
1986
1989
1992
1995
1998
2001

Source: Copper Development Association.

Key Trends

- Copper markets constitute 16-18% of Joy Global revenue base
- World copper markets weak since middle of 2001
- Recovery underway in 2003-04
  - Supply restrictions since late 2001 have resulted in reduction in inventory levels
  - China demand still strong - added commodity recovery will be driven by US/European economic growth
- Long-term demand for copper expected to grow by 3-5% annually

Strong Sales Growth in Emerging Markets


Total Emerging Market Revenues
100
80
60
40
20
0
Oct-98
Oct-99
Oct-00
Oct-01
Oct-02

Sales %	1.4%	4.5%	3.7%	2.7%	7.5%



New Joy Service Center in Baotou, China

Joy Mining China Business


200
160
120
80
40
0
Shipments-Other
Shenhua Shipments
RFPs-Other
Shenhua RFPs
1997
1998
1999
2000
2001
2002
2003E

Productivity is the Name of the Game

Industry Drivers

- Mining Industry Consolidation
- Harsh Operating Environment
- High Fixed Costs
- High Cost of Downtime
- Increased Outsourcing

Product Drivers

- Availability
- Reliability
- Serviceability

Drive for
Lowest Cost per Ton
Mandates our
Life Cycle Management

Highly Developed Aftermarket Capabilities

To support our Life Cycle Management strategies, we maintain the most extensive service and parts distribution network in the mining industry



P&H
Joy

Aftermarket Infrastructure

- 56 locations in major mining centers worldwide
- 50% of 6,800 total employees outside of U.S. (14 countries)
- 1.4 million sq. ft. (30% of total) outside of U.S.
- Over 30 Alliance Partners
- 24/7 customer support

Major Customers

Peabody Energy	Consol Energy	Syncrude
Rio Tinto	Arch Coal	Shenhua Miining
Massey Energy	Codelco	Sasol
BHP - Billiton	CVRD	Freeport McMoran

Drives Consistent Aftermarket Business

Our aftermarket business has delivered consistent performance despite commodity price volatility



1000
900
800
700
600
500
400
300
200
1996
1997
1998
1999
2000
2001
2002
Aftermarket Revenue
Original Equipment Revenue

Current Continuous Improvement Projects

- Strategic Sourcing Initiative - since mid-2001
- Joy Mining Centers of Excellence - began Dec. ‘02
- P&H Factory Rationalization - began Dec. ‘02
- Joy Operating Initiatives (4) - underway
- P&H Business Initiatives (5) - underway

“Achieve improved operating results throughout the commodity cycle”

Inventory Management



Inventory '000s
Turns
"Reaching 2.3-3.0 inventory turnover goals decreases total inventory by $115-190 million!"
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
3.5
3.0
2.5
2.0
1.5
1.0
4Q99
4Q00
4Q01
4Q02
3Q03
S-T Goal
L-T Goal
Total Inventory
Inventory Turns

Summary of Expectations

- Internal Revenue Growth in High Single Digits
- Double Digit Growth in Emerging Markets
- Improved Operating Results and Ratios
- Conservative Capital Structure and Balance Sheet
- Opportunistic Acquisitions
- Returns to Shareholders via Dividends/Stock Buybacks

Fiscal 2003 3rd Quarter Results

($ in millions)	8/3/03	8/2/02	% CHANGE
Net Sales			
Underground Mining Machinery	$166.1	$193.3	(14.1%)
Surface Mining Equipment	$134.0	$109.0	22.9%
Total Net Sales	**$300.1**	**$302.3**	(0.7%)
Adjusted EBITDA			
Underground Mining Machinery	$21.0	$16.9	24.6%
Surface Mining Equipment	14.4	8.1	76.2%
Corporate and Misc.	(5.3)	(4.7)	(12.3%)
Total Adjusted EBITDA	**$30.1**	**$20.3**	48.2%

Note - EBITDA adjustments include fresh-start accounting and restructuring charges

- Surface mining under absorption of manufacturing expenses improved in FY03 period
- 20% improvement in aftermarket revenues aided margins, and offset softer O.E. sales
- Additional SG&A costs, including pension, health care, insurance,and incentive compensation adversely affecting current results

Fiscal 2003 Financial Highlights

- Debt agreements reflect improved financial flexibility
- Pension pre-funding in fiscal 2003 eliminates large fiscal 2004 funding requirement
- Acquisition of Australian minority interest benefits earnings and taxes
- Early repayment of industrial revenue bonds
- Credit outlook moving upward

Cash Flow Drives Debt Reduction


325
300
275
250
225
200
175
150
125
100
Strong cash flow and improved credit worthiness despite industry softness
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Gross Debt
Net Debt

Results in Credit Improvements

	8/2/2003	11/2/2002	10/31/2001	7/31/2001
Cash	$90.4	$70.9	$39.7	$59.4
Working Capital (excl. Cash)	$289.7	$311.8	$403.7	$460.8
Gross Debt	$207.3	$218.1	$289.9	$320.5
Net Debt	**$116.9**	**$147.2**	**$250.2**	**$261.1**
Shareholders' Equity	$374.6	$350.6	$483.7	$623.5
LTM Adjusted EBITDA	$93.0	$97.6	$124.3	$131.4
Credit Ratios:				
Net Debt/Adjusted EBITDA	**1.26**	**1.51**	**2.01**	**1.99**
Net Debt/Net Capitalization	**23.8%**	**29.6%**	**34.1%**	**29.5%**
Liquidity	**$183.1**	**$178.0**	**$151.5**	**$141.9**

(1) Working capital in fiscal 2001 includes higher inventory balances prior to fresh-start inventory charges in fiscal 20001-02.
(2) Cash excludes restricted cash amounts in fiscal 2001.
(3) Net capitalization consists of net debt plus shareholders' equity
(4) Liquidity defined as revolving credit availability + unrestricted cash. Fiscal 2003 amount net of $50 million min. availability.

Attractive Free Cash Flow Profile

(million $s)	2002	9 Mo FY03	OUTLOOK	COMMENTS
Adjusted EBITDA	$97.6	$66.2	$110 – $125	FY03 Q3 12 mo. guidance
(-) Cash Interest	(27.7)	(13.6)	(20) – (22)	Reflects low leverage position
(-) Cash Taxes	(19.3)	(14.2)	(12) – (15)	$900+ million NOL
(-) Change in Working Capital	80.5	53.6	Some	Inventory reduction continues
(-) Capital Expenditures	(19.1)	(17.4)	(20) – (25)	$15 million maintenance CAPEX
(-) Required U.S. Pension Funding	(8.5)	(13.7)	(5.0)	FY04 pre-funded with Jul '03 pmt
(-) Mandatory Debt Amortization	–	–	Minor	
Free Cash Flow	**$103.5**	**$60.9**	**$50-80**	Future EBITDA growth drives

Note: 2003 YTD cash flow uses includes; pension pre-funding of $33.4 million, IRB early retirement of $12.6 million, and Kobe buyout for $12.3 million


Investment Keys
Leader in High Productivity Mining Solutions
Global Customers, Consistent Aftermarket Sales
Original Equipment Upside Potential
Significant Emerging Market Opportunity
Conservative Financial Profile
Focus on Cash Flow and Debt Reduction

Supplemental Data

Fiscal Year 2002 Revenue

Two global businesses:Underground Mining Machinery ("Joy") and Surface Mining Equipment ("P&H")


$ 405
$ 745

Total: $1.15B

Representative Business Mix

45% International **70% Aftermarket** **72% Coal**



Revenue Mix
Product Mix
End-Market Mix
Surface Mining Equipment
35%
65%
Underground Mining Machinery
International
US
42%
58%
32%
68%
Original Equipment
Aftermarket Parts & Service
Other
Oil Sands
Iron Ore
Coal
Copper
12%
6%
26%
16%
40%
International
US
37%
63%
28%
72%
Original Equipment
Aftermarket Parts & Service
Other
3%
97%
Coal

Global Leadership in Underground Mining Machinery

Joy Mining Machinery is the world's largest producer of high productivity underground mining machinery for the extraction of coal and other bedded materials

Longwall Systems

Roof Support Systems



Est % Installed Base	68%
Price Range:	$10 – $25 million
Life Cycle:	10 years
First Rebuild:	6 years

Armored Face Conveyors



Est % Installed Base	59%
Price Range:	$3 – $5 million
Life Cycle:	5 years
First Rebuild:	2 years

Longwall Shearer



Est % Installed Base	70%
Price Range:	$2 – $3 million
Life Cycle:	5 years
First rebuild:	1 year

Room and Pillar Systems

Continuous Miner



Est % Installed Base	84%
Price Range:	$1 – $2 million
Life Cycle:	8 years
First rebuild:	2 years

Shuttle Car



Est % Installed Base	93%
Price Range:	$250 – $400,000
Life Cycle:	8 years
First rebuild:	3 years

Underground Machinery – Financial Performance

Key Trends

- Asian crash in late 90's resulted in significant falloff in coal markets
- Short-term coal recovery in 2001 followed by domestic coal production cutbacks beginning in spring 2002
- Recent improvements in coal environment should bode well for improvements as fiscal 2003 progresses
- International market good, particularly in certain emerging markets
- Substantial restructuring of operations in 1999 improved overall operating efficiency
- Domestic manufacturing rationalization underway

Sales ($MM)


1,100
1,000
900
800
700
600
500
$979
$770
$618
$614
$675
$746
1997
1998
1999
2000
2001
2002

Segment EBITDA ($MM)


160
140
120
100
80
60
40
20
0
$151
$77
$38
$62
$89
$89
1997
1998
1999
2000
2001
2002
% of Sales 15.4
10.0
6.2
10.1
13.2
11.9

Global Leadership in Surface Mining Equipment

P&H Mining Equipment is the world's largest producer of high productivity electric mining shovels and walking draglines and a leading producer of large diameter rotary blasthole drills and dragline bucket products

Electric Mining Shovel


SHE
33

Est % Installed Base	68%
Price Range:	$8 – $10 million
Life Cycle:	20 years

Rotary Blasthole Drill



Est % Installed Base	25%
Price Range:	$1 – $3 million
Life Cycle:	10 years

Walking Dragline



Est % Installed Base	16%
Price Range:	$40 – $50 million
Life Cycle:	40 years

Surface Equipment – Financial Performance

Key Trends

- Asian falloff affected P&H less due to mix of end use markets
- Weaker copper prices impacted 2001 OE sales which continue through today
- Production suspension from January to July 2002 resulted in significant increase in unabsorbed manufacturing expenses
- Percentage of new shovel orders has remained strong
- Aftermarket has continued to grow despite copper price volatility due to rollout of new services, alliance partners and strength of other commodity markets
- Future growth will be aided by additional oil sands business

Sales ($MM)


$550
$500
$450
$400
$350
$300
$493
$446
$502
$509
$473
$405
1997
1998
1999
2000
2001
2002

Segment EBITDA ($MM)


$100
$80
$60
$40
$20
$0
$74
$48
$56
$74
$51
$25
1997
1998
1999
2000
2001
2002

	1997	1998	1999	2000	2001	2002
% of Sales	**15.0**	**10.8**	**11.2**	**14.5**	**10.8**	**6.2**

Strategic Sourcing Initiative

- Program Overview:
  - Timing - began Jul ‘01
  - Approach - most major commodities addressed
  - Quality - important benefit
  - Other conditions - inventory; terms
  - Initial expectations - reduce purchase costs by 5%
- Results to Date:
  - Costs incurred - $5.5M to date (largely complete)
  - Savings achieved - FY03 several million
  - Future Expectations - alliance benefits

Joy Rationalization Update

- **Reorganizing all U.S. manufacturing facilities to move towards "Centers of Excellence":**
    - Locations specialize in certain assembly/repairs/rebuilds
    - Higher and more consistent level of quality
    - Higher level of customer service
- **Project commenced in December 2002 and will be largely completed by the end of calendar 2003**
- **Total project cash budget - $3M**
- **Projected annual savings $3M+ per year**

P&H Rationalization Update

- **Recognizing that P&H produces fewer bigger mining machines the National Avenue Plant - Milwaukee, WI has been restructured:**
  - Building closings/consolidations - 1,035,000 square feet down to 684,000 square feet
  - Moving to cell type manufacturing
  - Reduced energy expenses
  - Improved work flows/productivity gains
  - Net result reduced operating costs
- **Project commenced in 1st Qtr. 2003 and completed October 2003.**
- **Total project cash budget - $1.4M.**
- **Projected annual savings $3M+ per year.**

Additional Joy Initiatives Underway

- Reduce total organizational spend
- Improve longwall roof support system margins
- Improve inventory turns from 2x to 3x
- Develop project management processes

"Achieve good operating results throughout the commodity cycle"

Five P&H Initiatives

- **Safety** - Halve our current recordable and lost time rates
- **R.O.W.C**. - Consistently perform at or above target levels
- **Life-Cycle Management** - Drive uniform set of global processes
- **E.T.D.B.W.** - Become Easier To Do Business With - contracts & e-business
- **Investing in P&H Employees** - Enhanced training, development, and education

“Focusing on making a <u>Good</u> company a <u>Great</u> company”

JOY

Income Tax Review

- Net Operating Loss Carryovers:
  - U.S. - $796M - majority limited to $46M annually
  - Australia - $ 91M - no limit on usage or time
  - Deferred tax asset of $431M less valuation reserves of $362M
- Tax Rates to be Expected:
  - Book - 39-41% depending on income levels
  - Cash - with Aus merger, should reduce to $12-15M annually
- Tax Related Items/Issues:
  - Australian Merger - utilization of NOLs greatly enhanced
  - Elimination of F/S D&A - positive $.20-.30 EPS after gone

Pension Summary and Issues

Million $	FY 2000	FY 2001	FY 2002	FY 2003	FY 2004E
Net Annual Expense:					
U.S. DB Plans	4	5	11	15	17+
Non-U.S. DB Plans	(9)	(11)	(9)	(1)	4+
Cash Funding:					
U.S. DB Plans	7	1	5	47	5
Non-U.S. DB Plans	5	2	4	5	---
Total of U.S. and U.K. Plans:					
Total Assets	848	731	673	---	---
Funded Status of Plans	48	(215)	(337)	---	---
Charges to Equity	2	(69)	(114)	---	---

- Forecasted fiscal 2004 expense increase based on a number of factors, the most significant being the asset performance and assumed return on plan assets.
- Funding requirements in fiscal 2005 could be in range of fiscal 2003 funding, depending on actual investment returns, interest rates, plan changes or assumptions, and modifications in regulatory requirements.

Net Income/Adjusted EBITDA Reconciliation

	2002	2001	2000	1999	1998	1997
Net Income (Loss)	$ (28,017)	$ 1,351,400	$ 264,624	$ (1,680,268)	$ (18,533)	$ 125,281
Extraordinary Gain on Debt Discharge	-	(1,124,083)	-	-	-	-
Discontinued Operations, net of taxes	-	(253,183)	(294,177)	1,327,180	32,899	(70,399)
Minority Interest	1,674	2,279	1,224	957	1,035	2,129
Provision (Benefit) for Income Taxes	(17,475)	(13,555)	(3,000)	220,448	(24,608)	27,853
Loss on Early Retirement of Debt	8,100	-	-	-	-	21,665
Fresh Start Accounting Adjustments	-	(45,057)	-	-	-	-
Reorganization Items - (Income) Expense	(7,230)	36,434	65,388	20,304	-	-
Interest Expense, Net	27,805	37,466	23,961	28,865	70,600	70,259
Operating Income (Loss)	(15,143)	(8,299)	58,020	(82,514)	61,393	176,788
Restructuring Charges (Credits)	-	(58)	4,518	11,997	-	-
Charge Related to Executive Changes	-	-	-	19,098	-	-
Stratic and Financing Initiatives	-	-	-	7,716	-	-
Mediation Settlements and Other	-	1,714	12,290	-	-	-
Gain on Sale of Subsidiary	-	-	-	-	-	(5,617)
Favorable Litigation Settlement	-	-	-	-	-	(12,000)
Changes in Accounting Estimates	-	-	-	68,500	-	-
Fresh-Start Inventory Adjustment	53,560	74,570	-	-	-	-
Depreciation	36,499	29,212	25,802	26,613	28,174	26,257
Amortization	22,638	27,207	20,788	20,518	16,215	16,067
Consolidated Adjusted EBITDA	$ 97,554	$ 124,346	$ 121,418	$ 71,928	$ 105,782	$ 201,495
Joy Mining Machinery	$ 89,045	$ 88,845	$ 62,237	$ 38,433	$ 76,866	$ 151,078
P&H Mining Equipment	24,811	51,193	73,694	56,214	48,133	74,339
Corporate	(16,302)	(15,692)	(14,513)	(22,719)	(19,217)	(23,922)
Consolidated Adjusted EBITDA	$ 97,554	$ 124,346	$ 121,418	$ 71,928	$ 105,782	$ 201,495

JOY

Background - John Hanson

- Chairman, President and CEO - Joy Global
- Joined Joy Technologies in 1990 as President - Joy Mining Machinery
- Total of 16 years of Industry Experience
- Prior experience - Caterpillar; Gould
- White House Fellow
- Educational Background
  - Nuclear Science and Engineering
  - Degrees from M.I.T. and Carnegie Mellon (PhD)
- Board Member - Arrow Electronics

Background - Don Roof

- CFO and Treasurer - Joy Global
- Joined Joy in 2001
- Interim President - P&H - Nov. '02 - Feb. '03
- Prior CEO/CFO experience with Heafner Tire;
- Yale Intl.; Spreckels Industries
- Educational Background
  - BBA - Eastern Michigan
- Certified Public Accountant
- Board Member - Fansteel